                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 10)*




                                  GenCorp Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.10 par value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  368682 10 0
  -----------------------------------------------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                      (Continued on the following page(s))

                               Page 1 of 5 Pages


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
 CUSIP NO. 368682 10 0                    13G                                           PAGE 2 OF 5 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                |
|     |  GenCorp Retirement Savings Plan                                                                  |
|     |  (previously GenCorp Savings Plan)                                                                |
|     |  I.R.S. Employer Identification No. 25-6321453                                                    |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ X ] |
|     |                                                                                             ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |  Fairlawn, Ohio                                                                                   |
|     |                                                                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |     None                                                        |
|             SHARES            |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |     5,339,810                                                   |
|            OWNED BY           |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |     None                                                        |
|            REPORTING          |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |     None                                                        |
|              WITH             |       |                                                                 |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |  5,339,810                                                                                        |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                             |
|     |                                                                                                   |
|     | Not Applicable                                                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  9                                                  |
|     |  12.9%                                                                                            |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |  EP                                                                                               |
|     |                                                                                                   |
-----------------------------------------------------------------------------------------------------------
SEC 1745 (6-80)                   *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               Page 3 of 5 pages

                                  SCHEDULE 13G


ITEM 1(a).         Name of Issuer:
                     GenCorp Inc.

ITEM 1(b).         Address of Issuer's Principal Executive
                   Offices:
                     175 Ghent Road
                     Fairlawn, Ohio  44333-3300

ITEM 2(a).         Name of Person Filing:
                     GenCorp Retirement Savings Plan

ITEM 2(b).         Address of Principal Business Office:
                     175 Ghent Road
                     Fairlawn, Ohio  44333-3300

ITEM 2(c).         Citizenship:
                     Ohio

ITEM 2(d).         Title of Class of Securities:
                     Common Stock, $.10 par value

ITEM 2(e).         CUSIP Number:
                     368682 10 0

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                   (a) [ ]  Broker or Dealer registered under Section 15 of the
                            Act

                   (b) [ ]  Bank as defined in Section 3(a)(6) of the Act

                   (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

                   (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

                   (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                   (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

                                                               Page 4 of 5 pages


                   (g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

                   (h) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

ITEM 4.            Ownership:
                   (a)      Amount Beneficially Owned:
                            5,339,810 shares

                   (b)      Percent of Class:
                            12.9%

                   (c)      Number of shares as to which such person has:
                            (i)     sole power to vote or to direct the vote:
                                    None
                            (ii)    shared power to vote or to direct the vote:
                                    5,339,810
                            (iii) sole power to dispose or to direct the disposition of: None. All such power is held by Mellon Bank, N.A. (the "Trustee" of the Plan).
                            (iv) shared power to dispose or to direct the disposition of: None. All such power is held by the Trustee of the Plan.

ITEM 5.            Ownership of Five Percent or Less of a Class:
                   Not applicable

ITEM 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:
                   The Plan is a voluntary savings plan for eligible employees of GenCorp Inc. and certain of its subsidiaries. Employees who elect to participate in the Plan may select one or more of seven investment options for their contributions, one such option being a fund investing solely in GenCorp shares. All matching company contributions are invested in the GenCorp stock fund. Under the terms of the Plan, the Trustee receives dividends on shares held in the fund and is required to invest and reinvest the principal and income of the fund in GenCorp shares. Participating employees ultimately receive such benefits as result from the performance of the fund upon their election to take a distribution of their allocated shares from the fund.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                   Company:
                   Not applicable

ITEM 8.            Identification and Classification of Members of the Group:
                   The Trustee and employees of GenCorp Inc. who participate in the Plan.

ITEM 9.            Notice of Dissolution of Group:
                   Not applicable



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                                                               Page 5 of 5 pages


Item 10.           Certification:
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       January 26, 1999
------------------------------
          Date



By /s/ E. R. Dye
   ---------------------------
       E. R. Dye

Secretary of GenCorp Inc. on behalf
of the GenCorp Retirement Savings Plan
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              Title